FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                February, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

         A press release of Huaneng Power International Inc. on February 12, 2003, in English regarding tariff adjustments for its four power plants in Jiangsu Province.


                                      64
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                           [HUANENG LOGO GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                     Announces Tariff Adjustments for its
                     Four Power Plants in Jiangsu Province


(Beijing, China, February 12, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced the tariff adjustments for its four power plants in Jiangsu Province, including Huaneng Nanjing Power Plant ("Nanjing Power Plant"), Huaneng Nantong Power Plant ("Nantong Power Plant), Huaneng Huaiyin Power Plant ("Huaiyin Power Plant) and Huaneng Taicang Power Plant ("Taicang Power Plant").
In accordance with the document of the State Development and Planning Committee, Jiangsu Province has recently carried out on-grid tariff adjustments for power plants invested by multiple parties in the province. As a result, the tariffs for the Company's four power plants were adjusted as follows (all the tariffs mentioned below include VAT):

- The on-grid tariff for Nanjing Power Plant was adjusted from RMB336.1 per MWh to RMB334 per MWh;

- The on-grid tariff for Nantong Power Plant was adjusted from RMB334.6 per MWh to RMB334 per MWh;

- The on-grid tariff for Huaiyin Power Plant was adjusted from RMB345.6 per MWh to RMB343 per MWh;

- The on-grid tariff for Taicang Power Plant was adjusted from RMB374 per MWh to RMB365 per MWh.

The average tariff downward for these four power plants is RMB2.9 per MWh, and the adjusted tariffs were effective from January 30, 2003.

The tariff adjustments are within the estimates of the Company, and the Company has full confidence to partly offset the impact of the tariff adjustments through further reinforcing the management and cost controls and increasing its market shares.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. Its current generation capacity on an equity basis is 14,363MW.

                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                    Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.               Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                    Tel: (852) 2520 2201
Fax: (8610) 6649 1860                           Fax:(852) 2520 2241
Email: ir@hpi.com.cn


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                       HUANENG POWER INTERNATIONAL, INC.

                             By /s/ Wang Xiaosong
                               ------------------

                              Name:  Wang Xiaosong
                              Title: Vice Chairman


                            Date: February 14, 2003